UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of May 2015
Commission File Number: 001-04307
Husky Energy Inc.
(Exact name of registrant as specified in its charter)
707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F                  Form 40-F   X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____
Form 6-K Exhibit Index
Exhibit     Description of Exhibit

99.1	Husky Energy Inc. press release, issued May 6, 2015, announcing its earnings for the period ended March 31, 2015.

99.2	Interim financial statements for the period ended March 31, 2015.

99.3	Interim MD&A for the period ended March 31, 2015.
Exhibit 99.2 (interim financial statements for the period ended March 31, 2015) and Exhibit 99.3 (interim MD&A for the period ended March 31, 2015), to this report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-191849) and on Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

		By:	/s/ James D. Girgulis
James D. Girgulis
Senior Vice President, General Counsel
Date:	May 6, 2015		& Secretary